CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

February 6, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Variable Series Trust (the “Trust”)
File Nos. 333-177369 and 811-22613

Dear Sir/Madam:

Enclosed for filing is the Post-Effective Amendment No. 11 to the Registration Statement under the Securities Act of 1933, as amended (“1933 Act”) and Amendment No. 14 under the Investment Company Act of 1940, as amended (“1940 Act”) for the above-referenced Registrant (the “Amendment”).  This filing is being made pursuant to Rule 485(a) under the 1933 Act.

This Amendment is being filed to reflect the addition of the following nineteen Funds of the Trust and respective new Investment Sub-Advisers for the Funds listed in 1 - 10 below:

1) Curian/Aberdeen Latin America Fund (new Investment Sub-Adviser - Aberdeen Asset Managers Limited);

2) Curian/Ashmore Emerging Market Small Cap Equity Fund (new Investment Sub-Adviser - Ashmore EMM, L.L.C.);

3) Curian/Baring International Fixed Income Fund (new Investment Sub-Adviser - Baring International Investment Limited);

4) Curian/BlackRock Global Long Short Credit Fund (new Investment Sub-Advisers - BlackRock Financial Management and BlackRock International Limited);

5) Curian/Eaton Vance Global Macro Absolute Return Advantage Fund (new Investment Sub-Adviser - Eaton Vance Management);

6) Curian/Lazard International Strategic Equity Fund (new Investment Sub-Adviser - Lazard Asset Management LLC);

7) Curian Long Short Credit Fund (new Investment Sub-Adviser - PPM America, Inc.);

8) Curian/Schroder Emerging Europe Fund (new Investment Sub-Adviser - Schroder Investment Management North America Inc. and new Investment Sub-Sub-Adviser - Schroder Investment Management North America Limited);

9) Curian/UBS Global Long Short Income Opportunities Fund (new Investment Sub-Adviser - UBS Global Asset Management (Americas) Inc.);

10) Curian/Urdang International REIT Fund (new Investment Sub-Adviser - Urdang Securities Management Inc.);

11) Curian Guidance – Interest Rate Opportunities Fund (new fund of fund option);

12) Curian Guidance – Multi-Strategy Income Fund (new fund of fund option);

13) Curian Guidance – Growth Fund (new fund of fund option);

14) Curian Guidance –  Institutional Alt 100 Conservative Fund (new fund of fund option);

15) Curian Guidance – Institutional Alt 100 Growth Fund (new fund of fund option);

16) Curian Guidance – International Opportunities Conservative Fund (new fund of fund option);

17) Curian Guidance – International Opportunities Moderate Fund (new fund of fund option);

18) Curian Guidance – International Opportunities Growth Fund (new fund of fund option); and

19) Curian Guidance – Real Assets Fund (new fund of fund option).

The Amendment is intended to become effective on April 29, 2013.  Prior to the effective date, the Trust intends to file an amendment pursuant to Rule 485(b) under the 1933 Act for the purpose of effecting the annual update of the Trust’s registration statement with respect to all series of the Trust.  If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Counsel & Secretary
encs.

CURIAN VARIABLE SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
1-877-847-4143

February 6, 2013

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Alberto Zapata

Re:	Curian Variable Series Trust
File Nos: 333-177369 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer & Secretary